DD 5/1/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 25 2013
REGISTRATIONS BRANCH
11

ECURITII 13025005 SSION

OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-51262

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

VIRTU FINANCIAL CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 2nd Street
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Concannon — (212) 418-0100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DD 5/4/13

5/10/13

AFFIRMATION

I, Chris Concannon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Virtu Financial Capital Markets LLC (the "Company"), as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 4/1/13

Signature Date

CEO

Title

[signature]

Notary Public

JUSTIN J. WALDIE
NOTARY PUBLIC-STATE OF NEW YORK
No. 02WA6248316
Qualified in New York County
My Commission Expires September 19, 2015

VIRTU FINANCIAL CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of Virtu-MTH Holdings, LLC)

(SEC I.D. No. 8-51262)

STATEMENT OF FINANCIAL
CONDITION AS OF DECEMBER 31, 2012,
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
deloitte.com
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Virtu Financial Capital Markets LLC

We have audited the accompanying statement of financial condition of Virtu Financial Capital Markets LLC (the "Company), as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Virtu Financial Capital Markets LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 1, 2013

VIRTU FINANCIAL CAPITAL MARKETS LLC
(A wholly Owned Subsidiary of Virtu MTH Holdings, LLC)

Notes to the Statement of Financial Condition
December 31, 2012

Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	4,799,234
Receivables from broker dealers and clearing organizations		14,330,914
Interest and dividends receivable		87,575
Financial instruments owned, at fair value		30,741,090
Securities borrowed		32,492,894
Other assets		2,349,629
Due from affiliates		766,855
Total Assets	$	85,568,191
Liabilities and Member's Equity		
Liabilities		
Payables to broker dealers and clearing organizations	$	2,609
Accounts payable and accrued expenses		1,527,780
Interest and dividends payable		41,189
Securities loaned		32,938,700
Financial instruments sold, not yet purchased, at fair value		34,488,265
Due to affiliate		1,871,722
Total liabilities	$	70,870,265
Member's Equity		14,697,926
Liabilities and Member's Equity	$	85,568,191

See accompanying notes to Statement of Financial Condition.

1. NATURE OF BUSINESS

Virtu Financial Capital Markets LLC (the "Company") (VFCM) conducts business as a broker-dealer in securities. The Company was formed in 2003, is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation, and various stock exchanges. The Company trades for its own account and on an agency basis on behalf of one of its 100% commonly held affiliates and does not have customers. The Company is a subsidiary of Virtu-MTH Holdings, LLC (the "Parent").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ materially from those estimates.

Cash and Cash Equivalents — The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Securities Borrowing and Lending — The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts cash collateral. In accordance with substantially all its stock loan and stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate.

Receivables from and Payables to Broker-Dealers and Clearing Organizations —At December 31, 2012, receivables from broker-dealers and clearing organizations primarily represent amounts due for unsettled trades, open equity in futures transactions, and cash held by broker-dealers. Amounts receivable from broker dealers and clearing organizations may be restricted to the extent that they serve as deposits for financial instruments sold, not yet purchased.

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with several brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

As of December 31, 2012, payables to broker-dealers and clearing organizations primarily represent amounts due for unsettled trades, open equity in futures transactions, and securities failed to receive.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased — The Company carries financial instruments owned and financial instruments sold, not yet purchased at fair value. Fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Fair value for securities that are freely tradable and are listed on a national securities exchange or reported national markets is determined at their last sales price as of the last business day of the period as determined by nationally published quotation services. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited.

Forward Contracts — Forward contracts include forward swaps with related parties to hedge the economic gain or loss for trading strategies where the Company offsets gain or loss by financial instrument by strategy with the related party. Each swap contract has an International Swaps and Derivatives Association, Inc. (ISDA) agreement, which provides the right to offset and is settled with related parties at the end of each month. There were no outstanding forward contract positions at December 31, 2012.

Exchange Memberships and Stock — Exchange memberships are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a fair value that reflects management's estimate, in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 940-340, *Financial Services–Broker and Dealers*. Management believes that no impairment occurred in the value of exchange membership seats during the year ended December 31, 2012. The Company's exchange memberships at December 31, 2012, are carried at $1,500,000 and are included as part of other assets on the statement of financial condition.

Exchange stock includes shares that the Company is required to hold in order to maintain certain trading privileges. Publicly traded exchange shares are marked to market, while non-publicly traded shares are recorded at historical cost, which are analyzed for impairment on a regular basis. The Company's exchange stock at December 31, 2012 are valued at $418,417 and are included as part of other assets on the statement of financial condition.

Goodwill and Other Intangible Assets — Goodwill and indefinite-lived intangible assets are not amortized and are reviewed annually (or more frequently when certain events or circumstances exist) for impairment. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

Income Taxes — The Company is a single-member limited liability company and is treated as a disregarded entity for United States (U.S.) federal, state and local income tax purposes. Accordingly, no provision for federal or state income taxes is required. The Company is included in the consolidated income tax return of the Parent.

The Company accounts for uncertain tax positions in accordance with FASB ASC No. 740, *Income Taxes*. The Company is required to determine whether a tax provision is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely realized upon ultimate settlement. Based on its analysis, the Company has determined that there are no uncertain

tax positions that would have a material impact on the Company's financial position as of December 31, 2012.

Recent Accounting Pronouncements — In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value and Disclosure Requirements in U.S. GAAP and IFRSs*, to substantially converge the guidance in U.S. GAAP and IFRS on fair value measurements and disclosures. The amended guidance changes several aspects of the fair value measurement guidance in FASB ASC 820, *Fair Value Measurement*, including the following provisions:

- Application of the highest and best use and valuation premise concepts
- Introduction of an option to measure groups of offsetting assets and liabilities on a net basis
- Incorporation of certain premiums and discounts in fair value measurements
- Measurement of the fair value of certain instruments classified in shareholders' equity

In addition, the amended guidance includes several new fair value disclosure requirements, including, among other things, information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and a narrative description of Level 3 measurements' sensitivity to changes in unobservable inputs. Some of the new disclosures are not required for nonpublic entities. The amendments in ASU No. 2011-04 are effective for interim and annual periods beginning after December 15, 2011 (that is, fiscal year ending December 31, 2012). In February 3, 2013, the FASB issued ASU No. 2013-03—*Financial Instruments (Topic 825): Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities*. The amendment clarifies that the requirement in ASU No. 2011-04 to disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3) does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. The amendment is effective upon issuance. The Company has adopted the provisions of ASU No. 2011-04 regarding fair value measurement and the adoption did not have a material impact on the statement of financial condition of the Company.

In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment*, to give both public and nonpublic entities the option to qualitatively determine whether they can bypass the two-step goodwill impairment test under FASB ASC No. 350-20, *Intangibles — Goodwill and Other: Goodwill.*

Under the new guidance, if an entity chooses to perform a qualitative assessment and determines that it is more likely than not (a more than 50 percent likelihood) that the fair value of a reporting unit is less than its carrying amount, it would then perform Step 1 of the annual goodwill impairment test in ASC No. 350-20 and, if necessary, proceed to Step 2. Otherwise, no further evaluation would be necessary. The decision to perform a qualitative assessment is made at the reporting unit level, and an entity with multiple reporting units may utilize a mix of qualitative assessments and quantitative tests among its reporting units. The amended guidance is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011 (that is, fiscal year ending December 31, 2012), although early adoption is permitted. The Company reviewed the requirements of the standard and elected to not early adopt the standard. The Company performed a quantitative analysis of goodwill impairment in 2012 and, as noted below, ultimately determined that its goodwill was fully impaired as of December 31, 2012.

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities*, which requires entities to disclose information about financial instruments and derivative instruments that have been offset or that are subject to enforceable master netting arrangements, to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset or subject to the arrangements. The amendments in ASU No. 2011-11 are effective for interim and annual periods beginning on or after January 1, 2013 (that is, fiscal year ending December 31, 2013) and an entity should provide the disclosures required by the amendments retrospectively for all comparative periods presented. In January 2013, the FASB issued ASU No. 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,* which clarified that the scope of ASU No. 2011-11 is limited to include derivatives accounted for in accordance with Topic 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. The effective date is the same as the effective date of ASU No. 2011-11. These amendments are not expected to have a material impact on the Company's statement of financial condition, other than additional disclosures.

3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities that are recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurement.* ASC 820-10 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 requires a three level hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument in the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Transfers in or out of hierarchy levels are recognized based on the beginning fair value of the period in which they occurred. There were no transfers of financial instruments between levels during the year ended December 31, 2012.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 — Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable

The following table summarizes all financial instruments at fair value on a recurring basis, within the fair value hierarchy levels as of December 31, 2012:

	Assets at fair value, December 31, 2012			
	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Equity securities	$ 30,741,090	$ -	$ -	$ 30,741,090
	$ 30,741,090	$ -	$ -	$ 30,741,090

	Liabilities at fair value, December 31, 2012			
Financial instruments sold, not yet purchased, at fair value				
Equity securities	$ (34,488,265)	$ -	$ -	$ (34,488,265)
	$ (34,488,265)	$ -	$ -	$ (34,488,265)

There were no assets or liabilities measured at fair value on a nonrecurring basis during 2012

Other Fair Value Disclosures — Substantially all of the Company's assets and liabilities are carried at contracted amounts, which approximate fair value, because the transactions are generally short term in nature.

4. DERIVATIVE INSTRUMENTS

Derivative instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices as determined by nationally published quotation services. Derivatives used for economic hedging purposes include futures and options. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging.*

Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable.

The following tables summarize the fair value of derivative instruments not designated as hedging instruments by type of derivative contract on a gross basis as of December 31, 2012. The Company does not have derivative instruments designated as hedging instruments.

Asset Derivatives	Balance Sheet Classification	Fair Value	Notional Amount
Futures - Indicies	Receivable and payable to broker-dealers	$ 24,871	$ 17,509,635

5. GOODWILL AND INTANGIBLES

On December 9, 2011, the Company acquired the Designated Market Maker (DMM) Business from Cohen Capital Group, LLC (CCG) for a purchase consideration of $3 million and assumed net assets of $35,000. The subject business is a designated market maker, providing liquidity to market participants on the New York Stock Exchange (NYSE) and NYSE Amex. The acquisition gave the Company the

right to act as a DMM in 258 symbols on the NYSE and NYSE Amex. The acquisition of the DMM Business from CCG was treated a business purchase as required by U.S. GAAP.

As a result of the acquisition of certain assets from CCG, the Company previously recorded goodwill and an identifiable intangible asset, the rights for CCG to act as a DMM on the NYSE and NYSE AMEX (the "DMM rights").

Goodwill and intangible assets were tested for impairment as of December 31, 2012. Based on an impairment analysis, the Company determined the goodwill to be fully impaired, and has removed the asset from its balance sheet. In addition, the Company determined the intangible assets relating to the DMM rights were also fully impaired as of December 31, 2012. The Company's evaluation of goodwill included fair value estimates on a non-recurring basis utilizing Level 3 inputs. To estimate the fair value of the reporting unit, the Company used a combination of the income and market approach. The significant inputs utilized in these valuation methodologies included an estimated discount rate, forecasted financial information, comparable company and industry data. The estimated fair value of the intangible assets was determined primarily using a discounted cash flow model.

The following table sets forth the gross carrying amounts, accumulated amortization, and net carrying amounts of the Company's goodwill and intangible assets as of December 31, 2012:

	Gross Carrying amount	Accumulated amortization	Impairment	Net Carrying amount
Goodwill	$ 1,264,645	$ -	$ 1,264,645	$ -
DMM rights	1,700,000	211,231	1,488,769	-
Total	$ 2,964,645	$ 211,231	$ 2,753,414	$ -

6. RECEIVABLES FROM AND PAYABLES TO BROKER DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers dealers and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Receivables from broker dealers and clearing organizations	$ 22,719	$ 272
Net equity with VFCM and brokerage accounts	14,264,385	9
Securities failed to deliver/receive	43,810	2,328
	$ 14,330,914	$ 2,609

7. COLLATERALIZED TRANSACTIONS

The Company enters into securities borrowing and lending transactions and agreements to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including U.S. equity shares. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to enter into securities lending transactions or deliver these securities to counterparties to cover short positions. The fair value of securities received as collateral at December 31, 2012 was $32,492,894.

8. CONCENTRATION OF CREDIT RISK AND CURRENCY RISK

The Company maintains U.S. checking accounts with balances frequently in excess of $250,000. The Federal Deposit Insurance Corporation (FDIC) insures combined accounts up to $250,000. The FDIC from December 31, 2010, through December 31, 2012, insures all funds in a U.S. noninterest-bearing transaction account in full. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

Credit Risk — Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its investment activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities if the Company is unable to meet its margin requirements. All listed securities are cleared through and held in custody by the Company's prime brokers, custodians, and securities lending counterparties. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk. The Company is of the opinion that credit risk related to derivative contracts as of December 31, 2012, will not have a significant adverse effect on the financial condition of the Company.

Currency Risk — Though predominantly invested in U.S. dollar-denominated investments at December 31, 2012, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

9. SHORT-TERM BORROWINGS

The Company has available a line of credit to meet margin requirements and to post securities as collateral. The Company did not have any outstanding balance on the line of credit at December 31, 2012. The interest rate at December 31, 2012 was 1.03% per annum. Interest paid during the year ended December 31, 2012, totaled $1,467. There was no interest payable on the line of credit at December 31, 2012.

10. RELATED-PARTY TRANSACTIONS

The Company incurred technology service fees paid to related entities (the "Providers", which includes the Parent, and VFH Parent LLC, Virtu Financial Services, Virtu Financial Operating LLC and Virtu Financial LLC) under common control of Virtu Financial LLC. At December 31, 2012, the Company has an agreement with the Providers for technology and administrative services based on an intercompany service agreement. The agreement may be terminated without cause or further obligation by the Company with 30-days written notice. The Company did not have any outstanding payable at December 31, 2012.

The Company enters into securities lending arrangements with Virtu Financial BD LLC, a related party under common control of Virtu Financial LLC. At December 31, 2012, the Company had securities borrowed and loaned in the amount of $19,195,600 and $13,267,300, respectively. The Company also had interest receivable and payable of $18,244 and $20,892, respectively, on the securities borrowed and loaned.

The Company enters into forward contracts with related parties under common control of the Parent. These contracts are subject to an agreement approved by the ISDA between the Company and the related party.

The Company makes loans to and receives loans from affiliates to meet its daily obligations. At December 31, 2012, the Company has a receivable from and payable to its Parent and affiliates of $752,344 and $1,871,722, respectively related to such loans.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and exchange-traded options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures contracts provide for delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

The Company is exposed to market risk equal to the value of the futures and option contracts purchased and unlimited liability on such contracts sold, not yet purchased. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at

December 31, 2012, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2012.

12. CONTINGENCIES

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company disputes liabilities in connection with all such proceedings and claims, and the Company intends to vigorously defend itself against all such proceedings and claims. However, the ultimate effect on the Company from the pending proceedings and claims, if any, is presently unknown. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to earnings. Management believes that the resolution of any known matters will not result in any material adverse effect on the Company's financial position.

13. COMMITMENTS

At December 31, 2012, the Company did not have any future minimum lease commitments.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances. At December 31, 2012, the Company had net capital of $9,661,054 which was $8,661,054 in excess of its required net capital of $1,000,000.

Pursuant to NYSE-AMEX rules, the Company is also required to maintain $2.4 million of capital in connection with the operation of the Company's DMM business. The required amount is determined under the exchange rules as the greater of $1 million or 15% of the market value of 60 trading units for each symbol in which the Company is registered as the DMM.

15. INDEMNIFICATION ARRANGEMENTS

Consistent with standard business practices in the normal course of business, the Company has provided general indemnifications to its managers, officers, employees, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such persons under certain circumstances as more fully disclosed in its operating agreement. The overall maximum amount of the obligations (if any) cannot reasonably be estimated as it will depend on the facts and circumstances that give rise to any future claims.

16. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date on which the statement of financial condition is issued. The Company did not note any subsequent events requiring disclosure or adjustments to the statement of financial condition.

* * * * * *

VIRTU FINANCIAL CAPITAL MARKETS LLC **SUPPLEMENTAL SCHEDULE g**
(A wholly Owned Subsidiary of Virtu-MTH Holdings, LLC)
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

Members' equity	$	14,697,926
Less nonallowable assets:		
Other assets		2,349,629
Due from affiliates		766,855
Aged fails on deliver		666
		3,117,150
Less haircuts on securities		1,919,722
Net Capital	$	9,661,054
Aggregate Debit Items - As shown in computation for determination of reserve requirements		-
Net Capital Requirement (2% of aggregate debit item or $1,000,000)	$	1,000,000
Excess net capital		8,661,054

Note: There were no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as amended, filed on April 1, 2013.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

The Company claims an exemption under Section (k)(2)(i) as the Company did not have customer accounts as of and for the year ended December 31, 2012.

Deloitte.

Deloitte & Touche LLP
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April 1, 2013

Virtu Financial Capital Markets LLC
645 Madison Avenue
New York, NY 10022

In planning and performing our audit of the financial statements of Virtu Financial Capital Markets LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated April 1, 2013 and such report expressed an unmodified opinion on those financial statements and included an emphasis-of-matter paragraph regarding the impairment of goodwill and intangibles), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to

prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated April 1, 2013.

The material inadequacy relates to the Company's inability to prepare timely and accurate financial statements due to the lack of proper accounting procedures for reconciliations and review, particularly as it relates to expense accruals and capitalized software.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that other than the matter noted in the previous paragraph, which represented a material inadequacy during the year ended December 31, 2012, the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP